SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

MSP Recovery, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

553745126

(CUSIP Number)

John H. Ruiz

Frank C. Quesada

c/o MSP Recovery, Inc.

2701 S Le Jeune Road, Floor 10

Coral Gables, Florida 33134

(305) 614-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS John H. Ruiz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 100,534(1)
	(8)	SHARED VOTING POWER 2,119,157,566(2)
	(9)	SOLE DISPOSITIVE POWER 100,534(1)
	(10)	SHARED DISPOSITIVE POWER 2,119,157,566(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,258,100(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.6% of Class A Common Stock Outstanding (67.0% of the Combined Voting Shares Outstanding) (3)
(14)	TYPE OF REPORTING PERSON IN

(1)

Includes 50,000 Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”) issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $11.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 27, 2022 (“Closing 8-K”).

(2)

Represents shares of Class A Common Stock issuable in respect of an equal number of Class B units (the “LLC Units”) of Lionheart II Holdings, LLC, a wholly owned subsidiary of the Issuer (“Opco”), and shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock,” and together with an LLC Unit, an “Up-C Unit”), subject to the terms of the First Amended and Restated Limited Liability Company Agreement of Lionheart II Holdings, LLC (the “LLC Agreement”), as further described in Item 6 of this Schedule 13D, held as follows: 289,434,600 by Series MRCS, a series of MDA, Series LLC (“Series MRCS”) (including 50,169,200 held on behalf of Jocral Holdings LLC), 442,576,489 by Ruiz Group Holdings Limited, LLC, and 1,387,146,477 by Jocral Family LLLP. Includes (i) 4,200,000 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 45,500,001 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that Virage Recovery Master LP (“VRM”) receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 720,300,016 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the Reporting Person and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement. See Item 5.

(3)

Percentage ownership calculation for “Class A Common Stock Outstanding” is based on 2,127,868,823 shares of Class A Common Stock deemed outstanding, which is the sum of (i) 8,712,257 shares of Class A Common Stock outstanding as of May 23, 2022, as reported in the Closing 8-K (the “Closing Class A Shares Outstanding”), (ii) 2,119,258,100 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Mr. Ruiz and (iii) 50,000 shares of Class A Common Stock issuable upon the exercise of Warrants beneficially owned by Mr. Ruiz. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) 3,154,473,292 shares of Class V common stock, par value $0.0001 per share, of the Issuer (“Class V Common Stock” and such shares outstanding, the “Closing Class V Shares Outstanding”).

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS Ruiz Group Holdings Limited, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 442,576,489 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 442,576,489 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,576,489 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% of Class A Common Stock Outstanding (14.0% of the Combined Voting Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this Schedule 13D. Includes (i) 1,015,903 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 11,005,617 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 720,300,016 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.

(2)

Percentage ownership calculation of “Class A Common Stock Outstanding” is based on 451,288,746 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Class A Closing Shares Outstanding, and (ii) 442,576,489 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Ruiz Group Holdings Limited, LLC. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS Jocral Family LLLP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,387,146,477(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,387,146,477(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,146,477(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.4% of Class A Common Stock Outstanding (43.9% of the Combined Voting Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON PN

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this Schedule 13D. Includes (i) 3,184,097 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 34,494,384 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 546,072,628 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.

(2)

Percentage calculations are based on 1,395,858,734 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 1,387,146,477 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Jocral Family LLLP. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS John H. Ruiz Revocable Living Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,387,146,477(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,387,146,477(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,146,477(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.4% of Class A Common Stock Outstanding (30.5% of the Combined Voting Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this report. Includes (i) 3,184,097 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 34,494,384 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 546,072,628 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.

(2)

Percentage ownership calculation of “Class A Common Stock Outstanding” is based on 1,395,858,734 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Common Stock Outstanding and (ii) 1,387,146,477 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by John H. Ruiz Revocable Living Trust. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS MAYRA RUIZ
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,387,146,477(1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,387,146,477(1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,146,477(1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.4% of Class A Common Stock Outstanding (43.9% of the Combined Voting Shares Outstanding) (3)
(14)	TYPE OF REPORTING PERSON IN

(1)

Represents securities owned by Jocral Family LLLP. John H. Ruiz Revocable Living Trust (the “Trust”) is the general partner of Jocral Family LLLP. John H. Ruiz and Mayra Ruiz are co-trustees of the Trust.

(2)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this Schedule 13D. Includes (i) 3,184,097 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 34,494,384 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 546,072,628 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.

(3)

Percentage ownership calculation of “Class A Common Stock Outstsanding” is based on 1,395,858,734 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 1,387,146,477 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Ms. Ruiz. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS MDA Series, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 413,478,000(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 413,478,000(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,478,000(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.9% of Class A Common Stock Outstanding (13.1% of the Combined Voting Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON CO

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this Schedule 13D, including 124,043,400 shares representing Up-C Units held by the Reporting Person on behalf of Frank C. Quesada and 289,434,600 shares representing Up-C Units held by the Reporting Person on behalf of John H. Ruiz (including 50,169,200 shares representing Up-C Units held by the Reporting Person on behalf of Jocral Holdings LLC).

(2)

Percentage calculations are based on 422,190,257 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 413,478,000 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by MDA Series, LLC. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS Frank C. Quesada
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 901,390,330(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 901,390,330(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,390,330(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0% of Class A Common Stock Outstanding (28.5% beneficial ownership of the Closing Class V Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON IN

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, including Up-C Units held as follows: 586,902,145 by Frank C. Quesada, 124,043,400 by Series MRCS and 190,444,785 by Quesada Group Holdings LLC. Represents shares of Class A Common Stock issuable in respect of an equal number of units of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this report. Includes (i) 1,800,000 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 19,499,999 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 308,699,984 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and the Reporting Person proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement. See Item 5.

(2)

Percentage ownership calculation for the “Class A Common Stock Outstanding” is based on 910,102,587 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) 901,390,330 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Mr. Quesada. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

CUSIP No. 553745126	13D

(1)	NAME OF REPORTING PERSONS Quesada Group Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 190,444,785(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 190,444,785(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,444,785(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.6% of Class A Common Stock Outstanding (6.0% of the Combined Voting Shares Outstanding) (2)
(14)	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this report. Includes (i) 435,387 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 4,716,692 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 74,668,865 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.

(2)

Percentage ownership calculation of “Class A Common Stock Outstanding” is based on 199,157,043 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 190,444,785 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Quesada Group Holdings, LLC. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 3,163,185,549 shares of Common Stock, which is the sum of (i) the Closing Class A Shares Outstanding and (ii) the Closing Class V Shares Outstanding.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of MSP Recovery, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2701 S Le Jeune Road, Floor 10, Coral Gables, Florida 33134.

Item 2. Identity and Background.

(a) – (c), (f) This Schedule 13D is being filed on behalf of: (i) John H. Ruiz, a U.S. citizen (“Mr. Ruiz”); (ii) Jocral Family LLLP, a Florida limited liability limited partnership (“Jocral Family LLLP”); (iii) John H. Ruiz Revocable Living Trust (the “Trust”); (iv) Mayra Ruiz, a U.S. citizen (“Ms. Ruiz”); (v) Ruiz Group Holdings Limited, LLC, a Florida limited liability company (“Ruiz Group”); (vi) Series MRCS, a series of MDA, Series LLC, a Delaware series limited liability company (“Series MRCS”); (vii) Frank C. Quesada, a U.S. citizen (“Mr. Quesada”); and (vii) Quesada Group Holdings LLC, a Florida limited liability company (“Quesada Group”, and together with Mr. Ruiz, Jocral Family LLLP, Ruiz Group, the Trust, Ms. Ruiz, Series MRCS, and Mr. Quesada, collectively, the “Reporting Persons” and each individually a “Reporting Person”).

The Trust is the general partner of Jocral Family LLLP. Mr. Ruiz and Ms. Ruiz are co-trustees of the Trust. Mr. Ruiz is the manager of Ruiz Group. The address of each of the Reporting Persons’ (except Series MRCS) principal business is c/o MSP Recovery, Inc., 2701 S Le Jeune Road, Floor 10, Coral Gables, Florida 33134. The address of Series MRCS is c/o MSP Recovery, Inc., 2701 S Le Jeune Road, Floor 10, Coral Gables, Florida 33134.

Mr. Ruiz is principally the Chief Executive Officer and Chairman of the board of directors of the Issuer (the “Board”). Mr. Quesada is principally the Chief Legal Officer and a director of the Issuer. The principal business of each of the other Reporting Persons is to invest in and manage assets on behalf of the members or beneficiaries, as applicable, including by investing in the Issuer’s securities.

(d) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds and Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

On May 23, 2022, pursuant to that certain Membership Interest Purchase Agreement, dated as of July 11, 2021 (as amended, the “MIPA”), by and among the Issuer, Lionheart II Holdings, LLC, a wholly owned subsidiary of the Issuer (“Opco”), the MSP Purchased Companies (as defined in the MIPA) (collectively, “MSP”), the members of MSP (the “Members”), and John H. Ruiz, in his capacity as the representative of the Members, certain of the Reporting Persons received “Up-C Units”, comprised of non-voting economic Class B Units of Opco (“LLC Units”) and non-economic voting shares of Class V common stock, par value $0.0001 per share, of the Issuer (“Class V

Common Stock” and one share of Class V Common Stock together with an LLC Unit, an “Up-C Unit”) in exchange for all of their membership interests in the MSP Purchased Companies to Opco. The Reporting Persons acquired the Up-C Units in connection with the consummation of the business combination (the “Business Combination”) contemplated by the MIPA.

The foregoing summary is qualified in its entirety by reference to the text of the MIPA, which is attached hereto as Exhibits 2, 3, 4, 5 and 6 and incorporated herein by reference.

On May 31, 2022, Mr. Ruiz purchased 50,534 shares of Class A Common Stock for an aggregate of $63,382.61, and 50,000 warrants to purchase shares of Class A Common Stock for $11.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027 (“Warrants”) for an aggregate of $44,791.04, in each case, using personal funds.

Item 4. Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the Up-C Units described in this Schedule 13D in connection with the consummation of the Business Combination on May 23, 2022. The Reporting Persons may redeem or exchange one Up-C Unit for one share of Class A Common Stock, or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class V Common Stock to the Issuer. Additionally, as described further in Item 6 below, upon receipt by certain of the Reporting Persons of a notice from the Issuer, which may occur on a bimonthly basis, such Reporting Persons are obligated to sell Up-C Units (or shares of Class A Common Stock) to the Issuer in accordance with the first amended and restated limited liability company agreement of Opco (the “LLC Agreement”) for cash.

The Reporting Persons and, to the best of each of the Reporting Persons’ knowledge, each of the Reporting Persons, intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer and subject to the terms of the Lockup Agreements (as defined below), the MIPA Escrow Agreement (as defined below), the VRM Escrow Agreement (as defined below), the New Warrant Escrow Agreement (as defined below), and the LLC Agreement, as applicable, the Reporting Persons and, to the best of the Reporting Persons’ knowledge, each of the Reporting Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire Class A Common Stock, Up-C Units and/or other securities of the Issuer, including but not limited to Issuer warrants (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any of the Reporting Persons may change his or its purpose or formulate different plans or proposals with respect thereto at any time.

Mr. Ruiz is the Chief Executive Officer and the Chairman of the Board. Mr. Quesada is the Chief Legal Officer and a director on the Board. Accordingly, Mr. Ruiz and Mr. Quesada are expected to oversee and manage the Company and regularly communicate with other members of the Board, other members of management and/or other stockholders of the Issuer with respect to operational, strategic, financial or governance matters or otherwise. Certain plans or proposals may from time to time be discussed or considered by Mr. Ruiz and Mr. Quesada, in their fiduciary capacity as directors and executive officers of the Issuer. To the extent that either or both of Mr. Ruiz or Mr. Quesada may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Issuer, they do not expect to disclose such developments of their involvement by amending this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference as of the date hereof.

As of the date hereof, Mr. Ruiz beneficially owns, in the aggregate, 2,119,258,100 shares of Class A Common Stock, comprised of (i) 50,534 shares of Class A Common Stock directly held by Mr. Ruiz, (ii) 50,000 shares of Class A Common Stock issuable upon the exercise of 50,000 Warrants directly held by Mr. Ruiz, and (iii) 2,119,157,566 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject to the terms of the LLC Agreement, comprised of 289,434,600 directly held by Series MRCS, 442,576,489 directly held by Ruiz Group and 1,387,146,477 directly held by Jocral Family. This aggregate amount represents 99.6% of the shares of Class A Common Stock deemed outstanding (based on 8,712,257 shares of Class A Common Stock outstanding as of May 23, 2022, as provided in the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022 (“Closing 8-K”), in connection with the consummation of the Business Combination (the “Closing Class A Shares Outstanding”) plus 2,119,157,566 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement and 50,000 shares of Class A Common Stock issuable upon the exercise of 50,000 Warrants), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each is defined herein). Mr. Ruiz beneficially owned approximately 67.0% of the number of outstanding shares of the Issuer with voting rights as of May 23, 2022 (the “Combined Voting Shares Outstanding”), which is the sum of (i) the Closing Class A Shares Outstanding and (ii) 3,154,473,292 shares of Class V Common Stock outstanding as of May 23, 2022, as provided in the Issuer’s Closing 8-K (the “Closing Class V Shares Outstanding”). Pursuant to the terms of the limited liability company agreement of Quesada Group (the “Quesada Group LLC Agreement”), Mr. Ruiz, as the Liquidation Manager, has the authority to dispose of assets held by Quesada Group, including Issuer Securities, under certain circumstances. Accordingly, Mr. Ruiz may be deemed to beneficially own an additional 190,444,785 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Quesada Group, increasing his aggregate ownership to 2,309,602,351 shares of Class A Common Stock issuable in respect of Up-C Units, or 99.6% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 2,309,602,351 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement) and may be deemed to beneficially own 73.0% of the shares of the Combined Voting Shares Outstanding. This Schedule 13D shall not be construed as an admission that Mr. Ruiz, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D.

As of the date hereof, Ruiz Group directly holds 442,576,489 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 98.1% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 442,576,489 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Ruiz Group owned 14.0% of the shares of the Combined Voting Shares Outstanding.

As of the date hereof, Jocral Family directly holds 1,387,146,477 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 99.4% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 442,576,489 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Jocral Family owned 43.9% of the shares of the Combined Voting Shares Outstanding. Each of the Trust and Ms. Ruiz are deemed to beneficially own the securities owned by Jocral Family. The Trust is the general partner of Jocral Family and Ms. Ruiz is Co-Trustee of the Trust.

As of the date hereof, Series MRCS directly holds 413,478,000 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 97.9% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 413,478,000 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Series MRCS owned 13.1% of the shares of the Combined Voting Shares Outstanding. Mr. Quesada, as the manager of Series MRCS, is deemed to beneficially own the securities held by Series MRCS, as described further below.

As of the date hereof, Mr. Quesada beneficially owns in the aggregate 901,390,330 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject to the terms of the LLC Agreement, comprised of (i) 586,902,145 directly held by Mr. Quesada, (ii) 124,043,400 directly held by Series MRCS and (iii) 190,444,785 directly held by Quesada Group. These amounts represent, in the aggregate, 99.0% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 901,390,330 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each defined herein). Mr. Quesada beneficially owns 28.5% of the shares of the Combined Voting Shares Outstanding. Mr. Quesada, as the manager of Series MRCS, is deemed to beneficially own all of the Issuer Securities held by Series MRCS, which represents an additional 289,434,600 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held Series MRCS, for a total of 1,190,824,930 shares of Class A Common Stock issuable in respect of Up-C Units in the aggregate, which is 99.3% of the Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 1,190,824,930 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), not including the Issuer Securities beneficially owned by Ruiz Group. Mr. Quesada, as the manager of Series MRCS, is deemed to beneficially own all of the Issuer Securities held by Series MRCS, representing 13.1% of the Closing Class V Shares Outstanding. Pursuant to the terms of the limited liability company agreement of Ruiz Group (the “Ruiz Group LLC Agreement”), Mr. Quesada, as the Liquidation Manager, has the authority to dispose of assets held by Ruiz Group, including Issuer Securities, under certain circumstances. Accordingly, Mr. Quesada may be deemed to beneficially own an additional 442,576,489 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Ruiz Group, or 1,343,966,819 shares of Class A Common Stock issuable in respect of Up-C Units in the aggregate, which represents 98.1% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 1,343,966,819 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement). As a result of these terms of the Ruiz Group LLC Agreement and the Quesada Group LLC Agreement, Mr. Quesada and Mr. Ruiz may be deemed to be a group as defined under Rule 13d-3 promulgated under the Exchange Act, that beneficially owns 3,020,547,896 shares of Class A Common Stock issuable in respect of Up-C Units, which is 99.7% of the Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 3,027,547,896 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement) and 95.5% of the Combined Voting Shares Outstanding. This Schedule 13D shall not be construed as an admission that Mr. Ruiz, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D.

As of the date hereof, Quesada Group directly holds 190,444,785 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 95.6% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 413,478,000 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Quesada Group beneficially owns 6.0% of the Combined Voting Shares Outstanding.

(c) During the 60 calendar days preceding the date hereof, the following transactions were effected by the Reporting Persons:

Reporting Person	Date	Transaction	Security Type	Number*	Price per Share*	Price Range*
John H. Ruiz	5/31/2022	Purchase	Class A Common Stock	50,534	$1.3532	$1.27	$1.45
John H. Ruiz	5/31/2022	Purchase	Warrants	50,000	$0.8958	$0.87	$0.90

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

MIPA

As disclosed above, on May 23, 2022, in connection with the consummation of the Business Combination, the Members sold and assigned all of their membership interests in MSP to Opco in exchange for Up-C Units. Certain of the Reporting Persons were parties to the MIPA.

The foregoing description of the MIPA is not complete and is qualified in its entirety by reference to the complete text of the MIPA, as amended which is attached as Exhibits 2, 3, 4, 5 and 6 hereto and are incorporated herein by reference.

LLC Agreement

Concurrently with the consummation of the Business Combination, Opco adopted the LLC Agreement, whereby the Issuer was named the sole manager of Opco. The LLC Agreement authorizes two classes of common units; voting economic Class A Units held solely by the Issuer and non-voting economic Class B Units issued as part of the Up-C Units issued as consideration to the Members in the Business Combination. Holders of Class B Units will be able to exchange all or any portion of their Class B Units, together with the cancellation of an equal number of the paired shares of Class V Common Stock, for a number of shares of Class A Common Stock equal to the number of exchanged Class B Units by delivering a written notice to the Issuer. Notwithstanding the foregoing, the Issuer will be permitted, at its sole discretion, in lieu of delivering shares of Class A Common Stock for any Class B Units surrendered for exchange, to pay an amount in cash per Class B Unit equal to the arithmetic average of the volume weighted average prices for a share of Class A Common Stock as reported by Bloomberg, L.P., or its successor, for the five consecutive full trading days ending on and including the last full trading day immediately prior to the date of exchange.

At the consummation of the Business Combination, the Issuer issued warrants, each to purchase one share of Class A Common Stock for an exercise price of $11.50 per share (subject to adjustments as provided under the New Warrant Agreement, as defined below, the “Exercise Price”), which will be exercisable from June 22, 2022 and expire on May 23, 2027, as more particularly described in the Closing 8-K (the “New Warrants”). Pursuant to the LLC Agreement, Mr. Ruiz and Mr. Quesada, as MSP Principals, are required on at least a bimonthly basis, to sell to the Issuer for the aggregate Exercise Price (as defined in the New Warrant Agreement) of those New Warrants Exercised, a number of Up-C Units (collectively, the “New Warrant Repurchases”), and surrender a number of shares of paired Class V Common Stock, equal to (x) the aggregate Exercise Price (as defined in the that certain Warrant Agreement, dated as of May 23, 2022, by and between the Issuer and Continental Stock Transfer & Trust Company, as escrow agent, (“Continental”) (the “New Warrant Agreement”) paid (including, as applicable, the aggregate Exercise Price paid in cash and the value of any shares of Class A Common Stock utilized in connection with any Exercise Price paid on a “cashless basis”) by all warrantholders in respect of New Warrants that have been exercised, divided by (y) the Exercise Price.

The foregoing description of the LLC Agreement is not complete and is qualified in its entirety by reference to the complete text of the LLC Agreement, as amended which is attached as Exhibit 7 hereto and is incorporated herein by reference.

Lock-up Agreements

At the consummation of the Business Combination, each of Mr. Ruiz and Mr. Quesada entered into a lock-up agreement, dated as of May 23, 2022, with the Issuer (the agreement with Mr. Ruiz, the “Ruiz Lock-up Agreement,” the agreement with Mr. Quesada, the “Quesada Lock-Up Agreement, and together the “Lock-up Agreements”). Pursuant to their Lock-up Agreements, Mr. Ruiz and Mr. Quesada each agreed, among other things, not to transfer Up-C Units subject to certain exclusions and exceptions (including, among other things, that 10% of the Up-C Units received by Mr. Ruiz and Mr. Quesada are excluded from the lock-up restrictions), until the earlier to occur of (i) six months following consummation of the Business Combination and (ii) the date after the consummation of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property.

The foregoing description of the Lock-up Agreements is not complete and is qualified in its entirety by reference to the complete text of each of the Ruiz Lock-up Agreement and the Quesada Lock-up Agreement, which are attached as Exhibits 8 and 9 hereto and are incorporated herein by reference.

A&R Registration Rights Agreement

At the consummation of the Business Combination, the Issuer, Lionheart Equities, LLC (the “Sponsor”), certain Issuer stockholders, and certain Members including Mr. Ruiz, entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, the Registrable Securities (as defined in the A&R Registration Rights Agreement) that are held by and as appropriately requested by the parties thereto from time to time. Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Registrable Securities within 45 days of receipt of a demand for registration by certain holders of Registrable Securities that are party thereto. Certain holders of Registerable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as a majority-in-interest of such holders participate in and their Registrable Securities are included in the underwritten offering. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The A&R Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders and underwriters against certain liabilities.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the A&R Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10 and is incorporated herein by reference.

MIPA Escrow Agreement

In connection with the consummation of the Business Combination, the Issuer, Opco, the Members’ Representative and Continental entered into an Escrow Agreement (the “MIPA Escrow Agreement”), pursuant to which Continental, as the escrow agent, will hold in escrow the 6,000,000 Up-C Units set aside from the consideration and delivered by the Issuer to the escrow agent at the consummation of the Business Combination and any earnings on such shares (other than ordinary income dividends) to satisfy each of MSP and the Members’, including certain of the Reporting Persons’, potential indemnification obligations under the MIPA. All property in the escrow account, less any amounts reserved for pending indemnification claims, will be released for distribution to the Members on the first anniversary of the consummation of the Business Combination.

The foregoing description of the MIPA Escrow Agreement is not complete and is qualified in its entirety by reference to the complete text of the MIPA Escrow Agreement, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.

VRM Escrow Agreement

In connection with the consummation of the Business Combination, the Issuer, Opco, MSP Recovery, LLC,

Mr. Ruiz, Mr. Quesada, Virage Recovery Master LP (“VRM”) and Continental entered into an Escrow Agreement (the “VRM Escrow Agreement”), pursuant to which Continental, as the escrow agent, will hold in escrow 65,000,000 Up-C Units, and any earnings thereon (other than ordinary income dividends) to satisfy, in connection with the obligation of Mr. Ruiz and Mr. Quesada to deliver such Up-C Units to the Issuer, and the obligation of the Issuer to maintain (or cause to be maintained) such Up-C Units, to guarantee the payment to VRM of an amount of recovery proceeds distributed (i) first, until VRM received, in the aggregate, a 20% annual compounded return on its contributions to VRM MSP Recovery Partners LLC, a Delaware limited liability company and joint investment vehicle of VRM and Series MRCS (“VRM MSP”), (ii) second, until VRM received an aggregate amount equal to its contributions to VRM MSP (the aggregate amount of clauses (i) and (ii), collectively, the “VRM Full Return”), that remains unpaid at such time, on or prior to the one-year anniversary of the Closing pursuant to the terms of the Master Transaction Agreement, dated as of March 9, 2022 (“MTA”), by and among VRM, Series MRCS, Mr. Ruiz, Mr. Quesada, Virage Capital Management LP, MSP Recovery, LLC, La Ley con John H. Ruiz, d/b/a MSP Recovery Law Firm, MSP Law Firm, the Issuer and Opco.

The foregoing description of the VRM Escrow Agreement is not complete and is qualified in its entirety by reference to the complete text of the VRM Escrow Agreement, a copy of which is attached hereto as Exhibit 12 and is incorporated herein by reference.

New Warrant Escrow Agreement

In connection with the consummation of the Business Combination, the Issuer, Opco, Mr. Ruiz, Mr. Quesada and Continental entered into an Escrow Agreement (the “LLCA Escrow Agreement”), pursuant to which Continental, as the escrow agent, will hold in escrow up to 1,029,000,000 Up-C Units and any earnings on such shares (other than ordinary income dividends) to satisfy the obligations of the Issuer, Mr. Ruiz and Mr. Quesada in connection with New Warrant Repurchases under the terms of the LLC Agreement.

The foregoing description of the New Warrant Escrow Agreement is not complete and is qualified in its entirety by reference to the complete text of the New Warrant Escrow Agreement, a copy of which is attached hereto as Exhibit 13 and is incorporated herein by reference.

Legal Services Agreement

At the consummation of the Business Combination, Opco and La Ley con John H. Ruiz P.A., d/b/a MSP Recovery Law Firm, an affiliate of certain Members (the “Law Firm”), entered into a Legal Services Agreement (“Legal Services Agreement”) whereby Opco engaged the Law Firm to act as exclusive lead counsel to represent Opco and each of its subsidiaries as it pertains to certain assigned claims, causes of actions, proceeds, products and distributions (“CCRAs”). Pursuant to the terms of the Legal Services Agreement, among other things, Opco will pay the Law Firm for its costs (including but not limited to rent, utilities, filing fees, expert witness fees, deposition fees, witness fees, court reporter fees, long distance telephone charges, photocopy charges and mailing fees) in connection with the representation with respect to the CCRAs as well as 40% of the amount due to Opco, or its subsidiaries, for the recoveries ultimately obtained before deduction of costs and any attorneys’ fees that are awarded to the Law Firm pursuant to a fee shifting statute by agreement or court award.

The foregoing description of the Legal Services Agreement is not complete and is qualified in its entirety by reference to the complete text of the Legal Services Agreement, a copy of which is attached hereto as Exhibit 14 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of June 2, 2022, by and among the Reporting Persons (filed herewith)

2.	Membership Interest Purchase Agreement, dated as of July 11, 2021, by and among Lionheart Acquisition Corporation II, Lionheart II Holdings, LLC, the MSP Purchased Companies listed on Schedule 2.1(a) thereto, the Members of the MSP Purchased Companies listed on Schedule 2.1(b) thereto, and John H. Ruiz, as the representative of the Members (incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022).

3.

Amendment No. 1 to Membership Interest Purchase Agreement, dated as of November  10, 2021, by and among Lionheart Acquisition Corporation II, Lionheart II Holdings, LLC, the MSP Purchased Companies listed on Schedule 2.1(a) thereto, the Members of the MSP Purchased Companies listed on Schedule 2.1(b) thereto, and John H. Ruiz, as the representative of the Members (incorporated by reference to Exhibit 2.2 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022).

4.

Amendment No. 2 to Membership Interest Purchase Agreement, dated as of December  22, 2021, by and among Lionheart Acquisition Corporation II, Lionheart Holdings, LLC, the MSP Purchased Companies listed on Schedule 2.1(a) thereto, the Members of the MSP Purchased Companies listed in Schedule 2.1(b) thereto, and John H. Ruiz, as the representative of the Members (incorporated by reference to Exhibit 2.3 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022).

5.

Amendment No. 3 to Membership Interest Purchase Agreement, dated as of March  11, 2022, by and among Lionheart Acquisition Corporation II, Lionheart II Holdings, LLC, the MSP Purchased Companies listed on Schedule 2.1(a) thereto, the Members of the MSP Purchased Companies listed on Schedule 2.1(b) thereto, and John H. Ruiz, as the representative of the Members (incorporated by reference to Exhibit 2.4 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022).

6.

Amendment No.  4 to Membership Interest Purchase Agreement, dated as of May  23, 2022, by and among Lionheart Acquisition Corporation II, Lionheart II Holdings, LLC, the MSP Purchased Companies listed on Schedule 2.1(a) thereto, the Members of the MSP Purchased Companies listed on Schedule 2.1(b) thereto, and John H. Ruiz, as the representative of the Members incorporated by reference to Exhibit 2.5 to the Issuer’s registration statement on Form S-4 (File No. 333-260969) filed with the SEC on April 29, 2022).

7.

First Amended and Restated Limited Liability Company Agreement of Lionheart II Holdings, LLC, entered into effective as of May 23, 2022, by its Members and MSP Recovery, Inc. (incorporated by reference to the Issuer’s Current Report on 8-K (File No. 22978311) filed with the SEC on May 27, 2022).

8.	Lock-Up Agreement, dated May 23, 2022, by and between John H. Ruiz and the Issuer.

9.	Lock-Up Agreement, dated May 23, 2022, by and between Frank C. Quesada and the Issuer.

10.

Amended  & Restated Registration Rights Agreement, dated as of May 23, 2022, entered into by and among MSP Recovery, Inc., Lionheart Equities, LLC, and the other parties thereto (incorporated by reference to the Issuer’s Current Report on 8-K (File No. 22978311) filed with the SEC on May 27, 2022).

11.

Escrow Agreement, entered into as of May 23, 2022, by and among the Issuer, Lionheart II Holdings, LLC, John H. Ruiz, as the representative of the Members and Continental Stock Transfer & Trust Company (incorporated by reference to the Issuer’s Current Report on 8-K (File No. 22978311) filed with the SEC on May 27, 2022).

12.

Escrow Agreement, entered into as of May  23, 2022, by and among the Issuer, Lionheart II Holdings, LLC, John H. Ruiz, Frank C. Quesada, MSP Recovery, LLC, Virage Recovery Master LP and Continental Stock Transfer & Trust Company.

13.	Escrow Agreement, entered into as of May 23, 2022, by and among the Issuer, Lionheart II Holdings, LLC, John H. Ruiz, Frank C. Quesada and Continental Stock Transfer & Trust Company.

14.

Legal Services Agreement, entered into as of May 23, 2022, by and between Lionheart II Holdings, LLC, La Ley con John H. Ruiz P.A., d/b/a MSP Recovery Law Firm and MSP Law Firm (incorporated by reference to the Issuer’s Current Report on 8-K (File No. 22978311) filed with the SEC on May 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2022

/s/ John H. Ruiz
Name:	John H. Ruiz
JOCRAL FAMILY LLLP

By:	John H. Ruiz Revocable Living Trust
Title:	General Partner

By:	/s/ John H. Ruiz
Name:	John H. Ruiz
Title:	Co-Trustee
RUIZ GROUP HOLDINGS LIMITED, LLC

By:	/s/ John H. Ruiz
Name:	John H. Ruiz
Title:	Manager

/s/ Frank C. Quesada
Name:	Frank C. Quesada

MAYRA RUIZ
By:	/s/ Alexandra Plasencia
as attorney in fact for Mayra Ruiz
QUESADA GROUP HOLDINGS, LLC

By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Manager
MDA SERIES, LLC

By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Member

By:	/s/ John H. Ruiz
Name:	John H. Ruiz
Title:	Member
SERIES MRCS

By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Manager and Member